Exhibit 21.1

Subsidiaries of ARKO Petroleum Corp.

Subsidiary Name	Jurisdiction
GPM Empire, LLC GPM RE LP GPM Transportation Company, LLC GPM Petroleum GP, LLC GPM Petroleum LP GPM Petroleum, LLC	Delaware, United States Delaware, United States Delaware, United States Delaware, United States Delaware, United States Delaware, United States